September 6, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Christian N. Windsor, Esq.
Mail Stop 4563

	Re:	Hudson City Bancorp, Inc.
Definitive 14A
Filed March 21, 2007
File No. 00-26001
Ladies and Gentlemen:
          I have received your comment letter dated August 21, 2007 regarding the captioned filing. Your letter requests that disclosures contained in future filings be revised in certain respects. Your letter also asks us to confirm in writing by September 21, 2007 that such revisions will be made and explain how such revisions will be accomplished.
          Some of your comments relate to disclosures of decision-making processes of our Compensation Committee. Since your rules and regulations require that the Compensation Committee review these disclosures and make a recommendation to our Board of Directors whether or not to include them in our filings, we would prefer to review our responses to your comments with the Compensation Committee before furnishing our reply. Our Compensation Committee is scheduled to meet on September 25, 2007. We plan to review our responses to your comments with the Compensation Committee on that date and expect to submit our response to you no later than October 11, 2007.
          I trust that this schedule will be satisfactory. If there are questions or comments with regard to this letter, please refer them to me.

Very truly yours,
/s/ Ronald E. Hermance, Jr.

Ronald E. Hermance, Jr. Chairman, President and CEO